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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934*
(Amendment No. 1)

METROPOLITAN HEALTH NETWORKS, INC.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

592142103

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No.

1.	Name of Reporting Person: Active Investors II, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: None

		6.	Shared Voting Power: 1,550,000

		7.	Sole Dispositive Power: None

		8.	Shared Dispositive Power: 1,550,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,550,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.4%

12.	Type of Reporting Person: PN

13G
CUSIP No.

1.	Name of Reporting Person: Active Investors III, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: None

		6.	Shared Voting Power: 2,150,000

		7.	Sole Dispositive Power: None

		8.	Shared Dispositive Power: 2,150,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,150,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.7%

12.	Type of Reporting Person: PN

13G
CUSIP No.

1.	Name of Reporting Person: Fundamental Management Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: None

		6.	Shared Voting Power: 3,700,000

		7.	Sole Dispositive Power: None

		8.	Shared Dispositive Power: 3,700,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,700,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.2%

12.	Type of Reporting Person: CO

Item 1.

(a)	Name of Issuer:

Metropolitan Health Networks, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

500 Australian Avenue South Suite 100 West Palm Beach, FL 33401

Item 2.

(a)	Name of Persons Filing:

Active Investors II, Ltd. Active Investors III, Ltd. Fundamental Management Corporation

(b)	Address of Principal Business Office or if None, Residence:

For Active Investors II, Ltd., Active Investors III, Ltd., and Fundamental Management Corporation

8567 Coral Way, #138 Miami, FL 33155

(c)	Citizenship:

Active Investors II, Ltd. — Florida Active Investors III, Ltd. — Florida Fundamental Management Corporation — Florida

(d)	Title of Class of Securities:

Common Stock, par value $.001

(e)	Cusip Number: 592142103

Item 3.

Not Applicable

Item 4. Ownership

(1)(a)	Amount Beneficially Owned by Active Investors II, Ltd.: 1,550,000*

(1)(b)	Percent of Class: 3.4%*

(1)(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: None

(ii)	Shared power to vote or to direct the vote: 1,550,000*

(iii)	Sole power to dispose or to direct the disposition of: None

(iv)	Shared power to dispose or to direct the disposition of: 1,550,000*

*The figures and percentages for Active Investors II, Ltd. reflected herein include its acquisition on February 23, 2004 of 850,000 shares of the issuer’s common stock.

(2)(a)	Amount Beneficially Owned by Active Investors III, Ltd.: 2,150,000**

(2)(b)	Percent of Class: 4.7%**

(2)(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: None

(ii)	Shared power to vote or to direct the vote: 2,150,000**

(iii)	Sole power to dispose or to direct the disposition of: None

(iv)	Shared power to dispose or to direct the disposition of: 2,150,000**

**The figures and percentages for Active Investors III, Ltd. reflected herein include its acquisition on February 23, 2004 of 850,000 shares of the issuer’s common stock.

(3)(a)	Amount Beneficially Owned by Fundamental Management Corporation:
3,700,000***

(3)(b)	Percent of Class: 8.2%***

(3)(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: None

(ii)	Shared power to vote or to direct the vote: 3,700,000***

(iii)	Sole power to dispose or to direct the disposition of: None

(iv)	Shared power to dispose or to direct the disposition of: 3,700,000***

***The figures and percentages for Fundamental Management Corporation. reflected herein include the acquisitions on February 23, 2004 of 850,000 shares of the issuer’s common stock by each of Active Investors II, Ltd. and Active Investors III, Ltd.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

This statement is filed on behalf of a group consisting of Active Investors II, Ltd., a Florida limited partnership, Active Investors III, Ltd., a Florida limited partnership and Fundamental Management Corporation, a Florida corporation. Fundamental Management Corporation is the general partner of Active Investors II, Ltd., and Active Investors III, Ltd.

Item 9. Notice of Dissolution of Group

Not Applicable

Item. 10. Certification

By signing below each of the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2004

ACTIVE INVESTORS II, LTD.

By: Fundamental Management Corporation, its General Partner

By: /s/ Damarie Cano

Damarie Cano, Secretary and Treasurer

ACTIVE INVESTORS III, LTD.

By: Fundamental Management Corporation, its General Partner

By: /s/ Damarie Cano

Damarie Cano, Secretary and Treasurer

FUNDAMENTAL MANAGEMENT CORPORATION

By: /s/ Damarie Cano

Damarie Cano, Secretary and Treasurer

EXHIBITS

Exhibit A: Joint Filing Statement

Exhibit A

Joint Filing Agreement

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Agreement this 5th day of March, 2004.

ACTIVE INVESTORS II, LTD.

By: /s/ Damarie Cano

Damarie Cano, Secretary and Treasurer

ACTIVE INVESTORS III, LTD.

By: /s/ Damarie Cano

Damarie Cano, Secretary and Treasurer

FUNDAMENTAL MANAGEMENT CORPORATION

By: /s/ Damarie Cano

Damarie Cano, Secretary and Treasurer